                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                    -----------------------------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 1)


                                  Sify Limited
                                (Name of Issuer)



                    Equity Shares, par value Rs.10 per share
                         (Title of Class of Securities)



                                    804099999
                                 (CUSIP Number)


                      VentureTech Solutions Private Limited
                   12, Subba Rao Avenue, Chennai 600 006 India
                            Attention: Sandeep Reddy
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  April 2, 2003
            ---------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

                         (Continued on following pages)

                               (Page 1 of 8 Pages)

                                  SCHEDULE 13D

--------------------------------------------------                  ------------------------------------------------
               CUSIP No. 804099999                                                    Page 2 of 8
--------------------------------------------------                  ------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         Venture Tech Solutions Private Limited
--------------------------------------------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                 (a) (TM)
                                                                                                          (b) [x]
--------------------------------------------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         PF (Personal Funds) and  AF (Affiliate)
--------------------------------------------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(d) or 2(e): Not Applicable
--------------------------------------------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         INDIA
--------------------------------------------------------------------------------------------------------------------
NUMBER OF SHARES         7      SOLE VOTING POWER:
BENEFICIALLY OWNED BY           4,550,767(1)
EACH REPORTING PERSON    -------------------------------------------------------------------------------------------
WITH                     8      SHARED VOTING POWER
                                None
                         -------------------------------------------------------------------------------------------
                         9      SOLE DISPOSITIVE POWER:
                                4,550,767(1)
                         -------------------------------------------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
                                None
--------------------------------------------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         22,291,507(2)
--------------------------------------------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES:  NOT APPLICABLE
--------------------------------------------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         64.0%
--------------------------------------------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         CO
--------------------------------------------------------------------------------------------------------------------

                                  SCHEDULE 13D


--------------------------------------------------                  ------------------------------------------------
               CUSIP No. 804099999                                                    Page 3 of 8
--------------------------------------------------                  ------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         Venture Tech Assets Limited
--------------------------------------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                 (a) (TM)
                                                                                                          (b) [x]
--------------------------------------------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         PF (Personal Funds) and  AF (Affiliate)
--------------------------------------------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(d) or 2(e): Not Applicable
--------------------------------------------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         UNITED KINGDOM
--------------------------------------------------------------------------------------------------------------------
NUMBER OF SHARES         7      SOLE VOTING POWER:
BENEFICIALLY OWNED BY           1,017,441
EACH REPORTING PERSON    -------------------------------------------------------------------------------------------
WITH                     8      SHARED VOTING POWER
                                None
                         -------------------------------------------------------------------------------------------
                         9      SOLE DISPOSITIVE POWER:
                                1,017,441
                         -------------------------------------------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
                                None
--------------------------------------------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         22,291,507(2)
--------------------------------------------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES:  NOT APPLICABLE
--------------------------------------------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         64.0%
--------------------------------------------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         CO
--------------------------------------------------------------------------------------------------------------------

1. Includes 3,533,326 equity shares held by Venture Tech Solutions Private Limited ("VT Solutions") and 1,017,441 American Depositary Shares ("ADSs") representing 1,017,441 equity shares held by Venture Tech Assets Limited ("VT Assets" and, together with VT Solutions, "Venture Tech"), an affiliate of VT Solutions. VT Solutions has voting and dispositive authority for the ADSs held by VT Assets.

2. Includes 3,533,326 equity shares held by VT Solutions, 1,017,441 ADSs representing 1,017,441 equity shares held by VT Assets, 12,182,600 equity shares held by Satyam Computer Services ("Satyam") and 5,558,140 ADSs representing 5,558,140 equity shares held by SAIF Investment Company Limited ("SAIF"). VT Solutions is a party to an Investor Rights Agreement, dated as of October 7, 2002 (the "Investor Rights Agreement"), by and among Sify Limited (the "Company"), Satyam, SAIF and VT Solutions. The Investor Rights Agreement provides for, under certain conditions, the designation by each of VT Solutions, SAIF and Satyam of one or more members of the board of directors of the Company. By virtue of the Investor Rights Agreement, Venture Tech may be deemed a group with Satyam and SAIF within the meaning of Section 13(d)(3) of the Act, and as a result, to have beneficial ownership of the ADSs and/or equity shares beneficially owned by Satyam and SAIF. Venture Tech disclaims such beneficial ownership.

     This Amendment No. 1 (this "Amendment") amends and supplements the information set forth in the Statement on Schedule 13D filed with the Securities and Exchange Commission by VT Solutions on January 23, 2003 (the "Statement"). Capitalized terms used herein that are not otherwise defined shall have the meanings given to them in the Statement.


ITEM 2. IDENTITY AND BACKGROUND

Item 2 is hereby amended and restated to read in its entirety as follows:

     This Amendment is being filed jointly by Venture Tech Solutions Private Limited, an Indian corporation ("VT Solutions"), and Venture Tech Assets Limited, a United Kingdom corporation ("VT Assets" and, together with VT Solutions, "Venture Tech"). The agreement between VT Solutions and VT Assets relating to the joint filing of this Amendment is attached as Exhibit 1 hereto.

     There are no executive officers of VT Solutions. The directors of VT Solutions are Sandeep Reddy and N. Mal Reddy. The significant stockholders of VT Solutions are Sandeep Reddy and N. Mal Reddy. The principal occupation or employment of Sandeep Reddy is as a Manager of Venture Tech. The principal occupation or employment of N. Mal Reddy is as a Manager of Venture Tech.

     There are no executive officers of VT Assets. The sole director of VT Assets is Sandeep Reddy. The sole stockholder of VT Assets is Sandeep Reddy.

     The principal business of VT Solutions is the purchase, sale, acquisition and holding of technology related assets. The principal business of VT Assets is the purchase, sale, acquisition and holding of technology related assets.

     The address of the principal business and principal office of VT Solutions is 12, Subba Rao Avenue, Chennai 600 006, India. The address of the principal business and principal office of VT Assets is 15/102 Rochester Row, London FW1P-1JP, United Kingdom. The business address of N. Mal Reddy is 12, Subba Rao Avenue, Chennai 600 006, India. The business address of Sandeep Reddy is 15/102 Rochester Row, London FW1P-1JP, United Kingdom.

     Neither VT Solutions nor VT Assets, nor to the best of their knowledge, any of the other persons named in this Item 2, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     Neither VT Solutions nor VT Assets, nor to the best of their knowledge, any of the other persons named in this Item 2, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Each of Sandeep Reddy and N. Mal Reddy is a citizen of India.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended and restated to read in its entirety as follows:

     On October 7, 2002, VT Solutions entered into a Subscription Agreement (the "Subscription Agreement") with the Company pursuant to which VT Solutions agreed to purchase an aggregate of 4,069,767 equity shares. A copy of the Subscription Agreement is attached as Exhibit 2 hereto. Also on October 7, 2002, VT Solutions entered into the Investor Rights Agreement with the Company, Satyam and SAIF. The Investor Rights Agreement provides for, under certain conditions, the designation by each of VT Solutions, SAIF and Satyam of one or more members of the board of directors of the Company. By virtue of the Investor Rights Agreement, Venture Tech may be deemed a group with Satyam and SAIF within the meaning of Section 13(d)(3) of the Act, and as a result, to have beneficial ownership of the ADSs and/or equity shares beneficially owned by Satyam and SAIF. Venture Tech disclaims such beneficial ownership. The Investor Rights Agreement is attached as Exhibit 3 hereto.

     On December 16, 2002, VT Solutions purchased an aggregate of 2,034,884 equity shares pursuant to the Subscription Agreement shares for a purchase price equivalent to $3.5 million. On April 30, 2003, VT Solutions purchased an aggregate of 1,017,442 equity shares pursuant to the Subscription Agreement for a purchase price equivalent to $1.75 million.

     On April 2, 2003, VT Solutions acquired an aggregate of 481,000 equity shares from Sterling Commerce International, Inc., an existing shareholder of the Company, for a purchase price of $325,000.

     On April 30, 2003, VT Solutions, VT Assets and the Company entered into an Assignment and Assumption Agreement (the "Assignment Agreement") pursuant to which VT Solutions assigned to VT Assets, and VT Assets accepted from VT Solutions, VT Solutions' rights and obligations to purchase an aggregate of 1,017,441 equity shares pursuant to the Subscription Agreement. A copy of the Assignment Agreement is attached as Exhibit 3 hereto. On July 22, 2003, VT Assets purchased an aggregate of 1,017,441 American Depositary Shares ("ADSs") representing 1,017,441 equity shares pursuant to the Subscription Agreement and the Assignment Agreement for a purchase price equivalent to $1.75 million.

     The funds used by Venture Tech to acquire the ADSs and equity shares described above were personal and affiliate funds.


ITEM 4. PURPOSE OF TRANSACTION

Item 4 is hereby amended and restated to read in its entirety as follows:

     Venture Tech acquired and continues to hold the ADSs and equity shares reported herein for investment purposes. Depending on market conditions and other factors that Venture Tech may deem material to its investment decisions, Venture Tech may purchase additional stock in the open market or in private transactions. Depending on these same factors, Venture Tech may sell all or a portion of the ADSs and equity shares in private transactions or in the open market. Venture Tech has requested that the Company file with the Securities and Exchange Commission a registration statement on Form F-3 registering the resale under the Securities Act of 1933, as amended, of the ADSs held by VT Assets.

     In connection with the purchase of equity shares, VT Solutions entered into the Investor Rights Agreement, which contains provisions regarding, among other things, the acquisition, registration, disposition and voting of equity shares as well as certain provisions regarding the composition of the Company's board of directors.

     Except as set forth in this Item 4, the Reporting Person has no present plans or proposals which relate to any of the events described in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D of the Act.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     Venture Tech may be deemed to own beneficially, pursuant to Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), an aggregate of 22,291,507 equity shares (including (i) 3,533,326 equity shares held by VT Solutions, (ii) 1,017,441 ADSs representing 1,017,441 equity shares held by VT Assets, 12,182,600 equity shares held by Satyam and 5,558,140 ADSs representing 5,558,140 equity shares held by SAIF), which represent approximately 64.0% of the outstanding equity shares.

     By virtue of the Investor Rights Agreement, Venture Tech may be deemed to be a group with Satyam and SAIF within the meaning of Section 13(d)(3) of the Exchange Act, and, as a result, to have beneficial ownership of the equity shares beneficially owned by Satyam and SAIF. Venture Tech disclaims such beneficial ownership.

     VT Solutions has the power to vote or to direct the vote of, and to dispose or to direct the disposition of, an aggregate of 4,550,767 equity shares (including the 1,017,441 ADSs representing 1,017,441 equity shares held by

VT Assets). VT Assets has the power to vote or to direct the vote of, and to dispose or to direct the disposition of, an aggregate of 1,017,441 ADSs representing 1,017,441 equity shares.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended to replace the first sentence of such Item with the following:

The information set forth in Items 3 and 4 of the Statement, as amended by this amendment, is hereby incorporated by reference.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     1. Joint Filing Agreement, dated July 23, 2003, by and between Venture Tech Solutions Private Limited and Venture Tech Assets Limited.

     2. Subscription Agreement, dated October 7, 2002, by and between Venture Tech Solutions Private Limited and Sify Limited (Incorporated by reference to
Exhibit 99.2 of Sify Limited's report on Form 6-K filed with the Securities and Exchange Commission on October 25, 2002).

     3. Investor Rights Agreement, dated October 7, 2002, by and among Sify Limited, SAIF Investment Company Limited, Satyam Computer Services Limited and Venture Tech Solutions Private Limited (Incorporated by reference to Exhibit 1 of the Statement).

     4. Assignment and Assumption Agreement, dated April 30, 2003, by and among Sify Limited, Venture Tech Solutions Private Limited and Venture Tech Assets Limited.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated as of July 23, 2003

                                          VENTURE TECH SOLUTIONS PRIVATE LIMITED



                                          By: /s/ Sandeep Reddy
                                             -----------------------------------
                                             Name:  Sandeep Reddy
                                             Title: Director



                                          VENTURE TECH ASSETS LIMITED



                                          By: /s/ Sandeep Reddy
                                             -----------------------------------
                                             Name:  Sandeep Reddy
                                             Title: Director